Exhibit 23

The Board of Directors

First Indiana Corporation:

We consent to incorporation by reference in the registration statements (No. 33-64851, 333-68297, 333-39926 and 333-96601) on Form S-8 of First Indiana Corporation of our report dated February 27, 2004, relating to the consolidated balance sheets of First Indiana Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of First Indiana Corporation. Our report refers to a change in the method of accounting for goodwill and other intangible assets.

KPMG LLP

Indianapolis, Indiana

March 3, 2004